Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

April 7, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jacob Sandoval

Re:	Infinity Core Alternative Fund
File Nos.: 811-22923; 333-194283
(the “Registrant”)

Dear Mr. Sandoval:

This letter is in response to your comments relating to the Registrant’s March 31, 2015 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on June 9, 2015:

1.           Comment: The December 2015 fact sheet included on the Registrant’s website reports that the net expense ratio for the Fund is 1.50%. However, the Annual Report indicates that the net expense ratio was 1.67% for the most recent fiscal year. Please explain.

Response: 1.50% is the expense ratio cap for the Registrant. However, as certain expenses are not subject to the expense cap (as noted in the Annual Report), the actual net expense ratio was 11.07%. Going forward, the actual net expense ratio will be presented on the Registrant’s fact sheet or disclosure regarding the expense cap, including a statement that certain expenses are not subject to the expense cap, will be added to the Registrant’s fact sheet.

2.            Comment: The resolution contained in Appendix A of the 40-17g filing made on November 30, 2015 indicates that the Registrant’s Board of Trustees approved a bond that provides coverage in the amount of $450,000. However, the bond actually provides coverage in the amount of $525,000. Please explain.

Response: The resolution contained in Appendix A also indicates that the Board of Trustees authorized the officers of the Registrant to increase or decrease the amount of the bond in order to remain in compliance with the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder. Due to an increase in the aggregate assets of the Registrant and another fund covered by the joint fidelity bond, the minimum amount of coverage required under Rule 17g-1 under the 1940 Act increased from $450,000 to $525,000.

3.           Comment: The Annual Report indicates that the fees and interest expense associated with the line of credit are excluded from the expense cap. The expense limitation agreement actually states that “taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Fund and any acquired fund fees and expenses” are excluded from the expense cap. Please confirm that the line of credit fees should also be excluded from the expense cap, especially as interest expense and line of credit fees are separate line item expenses in the Statement of Operations.

Response: The Registrant confirms that it was the intention of the Registrant, the Investment Manager and the Sub-Adviser that line of credit fees be excluded from the expense cap. The Registrant also notes that the “Interest Payments on Borrowed Funds” line item in the Fund Fees and Expenses table in the Registrant’s prospectus is calculated by adding the line of credit fees plus interest expense.

4.           Comment: Please add to the Schedule of Investments the disclosures regarding restricted securities required by Regulation S-X, Rule 12-12.

Response: The Registrant will review this rule and consider adding requested disclosure going forward.

5.           Comment: Please include disclosure in the Financial Highlights that sales loads are not reflected in the total return as required by Item 4.13.b of Form N-2.

Response: The Registrant will add the requested disclosure going forward.

6.           Comment: Please state the character of distributions in the Financial Highlights.

Response: The Registrant will add the requested disclosure going forward.

7.           Comment: Please include all significant accounting policies in the Notes to the Annual Report.

Response: The Registrant will review the Notes and add additional significant accounting policies if determined relevant and appropriate.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

The Registrant hereby acknowledges that: (1) the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Annual Report; (2) comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Annual Report reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Annual Report; and (3) the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (215) 988-3307 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Jillian L. Bosmann

Jillian L. Bosmann